Financial Statements and Supplemental Information with Report of Independent Registered Public Accounting Firm

ARCSTONE SECURITIES, LLC

(Formerly Arcview Capital, LLC)

DECEMBER 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70439

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01 / 01 25__ AND ENDING __12 31/25__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **ArcStone Securities, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

159 20th Street

(No. and Street)

Brooklyn	NY	11232
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steven Thornton	(626) 356-0200	steve@taallc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson, CPA

(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd. #406	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

9/15/2005	2370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steve thornton _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ArcStone Securities, LLC _____ , as of December 31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
Chief Compliance Officer

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

ARCSTONE SECURITIES, LLC
Table of Contents
December 31, 2025

Table of Contents

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 406, Tarzana, CA 91356 · Tel. (818) 636-5660

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members' and Board of Members of Arcstone Securities, LLC (formerly Arcview Capital, LLC)

Opinion on the Financial Statements
I have audited the accompanying statement of financial condition of Arcstone Securities, LLC (formerly Arcview Capital, LLC) as of December 31, 2025, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Arcstone Securities, LLC (formerly Arcview Capital, LLC) as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of Arcstone Securities, LLC's management (formerly Arcview Capital, LLC). My responsibility is to express an opinion on Arcstone Securities, LLC 's (formerly Arcview Capital, LLC) financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Arcstone Securities, LLC (formerly Arcview Capital, LLC) in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information
The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Arcstone Securities, LLC's (formerly Arcview Capital, LLC) financial statements. Supplemental Information is the responsibility of Arcstone Securities, LLC's (formerly Arcview Capital, LLC) management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as Arcstone Securities, LLC 's (formerly Arcview Capital, LLC) auditor since 2024.
Tarzana, California
January 21, 2026

ARCSTONE SECURITIES, LLC

Statement of Financial Condition

December 31, 2025

Assets		
Cash	$	6,997
Prepaid expenses		3,735
Total assets	$	10,732
Liabilities and Members' Equity		
Accounts payable and accrued expenses	$	900
Total liabilities		900
Members' equity		
Total members' equity		9,832
Total liabilities and members' equity	$	10,732

See Accompanying Notes to Financial Statements

ARCSTONE SECURITIES, LLC

Statement of Operations

For the Year ended December 31, 2025

Revenue		
Success fees	$	0
Total revenue		0
Expenses		
Legal and Professional	$	74,250
Regulatory Expenses		13,728
Other Expenses		12,064
Total expenses		100,042
Net loss		(100,042)

See Accompanying Notes to Financial Statements

ARCSTONE SECURITIES, LLC

Statement of Changes in Members' Equity

Year Ended December 31, 2025

		Total
Members' equity as of December 31, 2024	$	42,562
Net loss		(100,042)
Member contribution		78,000
Member distribution		(10,688)
Members' equity as of December 31, 2025	$	9,832

See Accompanying Notes to Financial Statements

ARCSTONE SECURITIES, LLC
Statement of Cash Flow
DECEMBER 31, 2025

Cash flows from operating activities:		
Net loss	$	(100,042)
Adjustments to reconcile net loss to net cash		
used by operating activities:		
Decrease (increase) in operating assets:		
Accounts receivable		85,500
Prepaid expenses and other assets		(3,735)
Decrease in operating liabilities:		
Accounts payable and accrued expenses		(63,253)
Net cash used by operating activities		(81,530)
Net cash provided by financing activities:		
Member capital contributions		78,000
Member capital distributions		(10,688)
Net cash provided by financing activities:		67,312
Net decrease in cash		(14,218)
Cash, cash equivalents - beginning of year		21,215
Cash, cash equivalents - end of year	$	6,997
Cash paid during the year for:		
Interest	$	0
Income Taxes	$	0

1.   Business and Summary of Significant Accounting Policies

Business

ArcStone Securities, LLC. ("the Company"), formerly (Arcview Capital, LLC), is a Limited Liability Company formed in the State of Delaware. Effective June 10, 2020 the Company commenced operations when it became registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer and received approval from, and became a member, of the Financial Industry Regulatory Authority ("FINRA").

As a limited liability company, the members are not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless a member has signed a specific guarantee.

Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Cash

The Company maintains its bank accounts in high credit quality institutions. Balances at times may exceed federally insured limits. The company has not experienced any losses in such accounts and believes it is not exposed to any significant risk.

Revenue Recognition

The Financial Accounting Standards Board ("FASB") has issued a comprehensive revenue recognition standard that supersedes most existing revenue recognition guidance under U.S. GAAP FASB Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers* ("ASC 606").

The core principle of ASC 606 is that a company should recognize revenue when it transfers goods or services to customers in amounts that reflect the consideration the Company expects to receive for those goods or services. ASC 606 prescribes a five-step process to accomplish this core principle, including:
(i)   Identification of the contract with the customer;
(ii)   Identification of the performance obligations in the contract;
(iii)   Determination of the transaction price;
(iv)   Allocation of the transaction price to the performance obligations in the contract;
(v)   Recognition of revenue when (or as) the performance obligation is satisfied.

Revenue Recognition (continued)

Although total revenues may not be materially impacted by this guidance, management notes changes to the disclosures based on the additional requirements prescribed by ASC 606. These new disclosures include information regarding the judgments used in evaluating when and how revenue is recognized and disclosures related to contract assets and liabilities.

The Company provides advisory services related to mergers and acquisitions or raising capital in connection with the terms of its contracts with customers. Revenue for advisory arrangements is generally recognized based on when the services are provided or when the transaction is consummated. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. Retainers and other fees received from customers prior to recognizing revenue would be reflected as contract liabilities (deferred revenue in the statement of financial condition).

Income Taxes

As a limited liability company, U.S. Federal tax law provides that the Company's taxable income or loss is allocated to its member in accordance with the operating agreement, whereby the Company is not subject to income tax. Therefore, no provision or liability for income taxes has been included in the financial statements.

The Company applies ASC Topic 740, *Income Taxes*. A component of this standard prescribes a recognition and measurement threshold of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. There was no material impact on the Company's financial position or operations as a result of the application of this standard. The Company's policy is to recognize interest and penalties associated with tax positions under this standard as a component of income tax expense, and none were recognized as there was no material impact of the overall application of this standard. As of December 31, 2025, the 2022 - 2024 tax returns are subject to examination by the Internal Revenue Service and, generally, to state taxing authorities.

2.   Indemnification

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments

under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

3.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $6,097 which was $1,097 in excess of its minimum required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio percentage was 14.76%.

4.   Subsequent Events

Events of the Company subsequent to December 31, 2025, have been evaluated through January 21, 2026 which is the date the financial statements were available to be issued, for the purpose of identifying events that would require recording or disclosures in the financial statements in the year ended December 31, 2025.

As of December 31, 2025, the Company had no commitment, contingency or guarantee that might result in a loss or a future obligation, as well as any claims of which the firm was aware that might be asserted against it as of the audit opinion date.

5.   Segment Reporting

The Company is engaged in a single line of business as a securities broker dealer, which is comprised of one class of service. The Company has identified its Financial and Operations Principal as the chief operating decision maker (CODM), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company.

Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information from the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

ARCSTONE SECURITIES, LLC
Schedule I- Computation of Net Capital Pursuant to Rule 15c3-1
DECEMBER 31, 2025

Net Capital

Total members' equity	$	9,832

Deductions and/or charges:
  Non-allowable assets:

Prepaid expenses		(3,735)

Net Capital	$	6,097

Aggregate Indebtedness
  Items included in statement of financial condition

Accounts payable and accrued expenses	$	900
Total aggregate indebtedness	$	900

Minimum net capital required (6 2/3% of aggregate indebtedness)	$	60
Minimum dollar net capital requirement	$	5,000
Excess Net Capital	$	1,097
Ratio of aggregate indebtedness to net capital		14.76%

There were no reported differences between the audit and FOCUS at December 31, 2025.

ARCSTONE SECURITIES, LLC
Schedule II – Determination of Reserve
Requirements Pursuant to Rule 15c3-3
Exemption Report
DECEMBER 31, 2025

ArcStone Securities, LLC (formerly Arcview Capital, LLC) is exempt from the reserve requirement provision of Rule 15c3-3(e) as of December 31, 2025, under the Securities Exchange Act of 1934, under paragraph (k)(2)(i) of that Rule.

ARCSTONE SECURITIES, LLC
Schedule III- Information Related to
Possession or Control Requirements
Under rule 15c3-3
DECEMBER 31, 2025

ArcStone Securities, LLC (formerly Arcview Capital, LLC) is exempt from the possession or control provision of Rule 15c3-3(b) as of December 31, 2025, under the Securities and Exchange Act of 1934, paragraph (k)(2)(i) of that Rule.

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 406, Tarzana, CA 91356 · Tel. (818) 636-5660

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Arcstone Securities, LLC (formerly Arcview Capital, LLC)
New York, NY

I have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which Arcstone Securities, LLC (formerly Arcview Capital, LLC), identified the following provisions of 17 C.F.R. 15c3-3 under which Arcstone Securities, LLC (formerly Arcview Capital, LLC) claimed no obligation under 17 C.F.R 240.15c3-3. Arcstone Securities, LLC (formerly Arcview Capital, LLC) stated that Arcstone Securities, LLC (formerly Arcview Capital, LLC) had no obligations throughout the most recent year without exception. Arcstone Securities, LLC (formerly Arcview Capital, LLC) did not hold customer funds or securities. Arcstone Securities, LLC's (formerly Arcview Capital, LLC) management, is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Arcstone Securities, LLC's (formerly Arcview Capital, LLC) compliance with the exemptive provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to the management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph 17 C.F.R. of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 21, 2026

ArcStone Securities, LLC

Management Report Regarding Exemption from Rule 15c3-3

ArcStone Securities, LLC, Inc. (the "Company") (formerly Arcview Capital, LLC) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company confirms the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i). The Company represents that it has not held customer funds or securities, did not carry accounts of or for customers and did not carry broker-dealer proprietary accounts as defined in Exchange Act Rule 15c3-3.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

ArcStone Securities, LLC

By: ______________

Title: FinOp & CCO

January 21, 2026